July 27, 2007

Marcos Galperin
Chief Executive Officer
Mercadolibre, Inc.
Tronador 4890, 8<sup>th</sup> Floor
Buenos Aires, C1430DNN
Argentina

Re:     **Mercadolibre, Inc.**
        **Amendment 2 to Registration Statement on Form S-1**
        **Filed July 23, 2007**
        **File No. 333-142880**

Dear Mr. Galperin:

        We have reviewed your filing and have the following comments.  We have limited our review to only your financial statements and related disclosures and will make no further review of your document.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 47

Stock Based Compensation, page 50

1.      We have read the disclosures provided in response to prior comment 2.  In relation to your discussion of the factors affecting your October 2006 estimate of the fair value of your common stock, please quantify all discounts taken.

* * * *

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3413 if you have questions.

Sincerely,


Cicely LaMothe
Accounting Branch Chief


cc:     Edward W. Elmore, Jr. (*via facsimile*)
            Hunton & Williams LLP